AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company”) for the year ended January 31, 2007 should be read in conjunction with the January 31, 2007 Consolidated Financial Statements and the notes thereto. The effective date of this Management’s Discussion and Analysis (“MD&A”) is June 6, 2007.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the exploration and development of mineral properties.  The Company holds mineral claims in the Yukon and British Columbia.  The Company also holds an 88.25% equity interest in Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”).  The Company is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status.

Cia Minera

In April 2006, Wardrop Engineering Inc. (“Wardrop”) completed the scoping study on Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico.

The study concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merrill Crowe precipitation of the silver and gold. The sulphide tailings would require sampling and further metallurgical test work before a final assessment can be made.

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation is US$16.2 million and the cost to operate per ton of tailings is US$8.64. Capital costs for a plant twice the size and half the life was US$22.7million. The internal rate of return and the net present value favoured the 4 year operation.

The capital cost estimate includes a 25% contingency and it is based on new equipment. A reduction in capital cost can be accomplished with good used equipment.

This disclosure of the implied values is preliminary in nature and includes inferred mineral resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and that there is no certainty that the preliminary assessment will be realised.

The heap leach process design in the study was based on a column test performed at PRA from a composite of samples from the lower and middle bench. These samples were collected and documented in the October 2005 report entitled “A Tailings Resource” by Minestart Management Inc. for whom the qualified person was Bryan Slim, MBA, P. Eng. Recovery of silver and gold from the column test was 73% silver and 78.9% gold respectively after 81 days.  The study identified an inferred resource of 2,000,000 tonnes of 95 g/t silver and 0.5 g/t gold for the oxide portion of the Avino mine tailings.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Mr. Rick Alexander P. Eng., an independent qualified person as defined by NI-43-101 prepared the capital cost estimate and co-ordinated Wardrop’s work on the Avino Tailings Project.

In July 2006 the Company acquired control of Cia Minera through the acquisition of an additional 39.25% interest in Cia Minera that combined with the Company’s pre-existing 49% share of Cia Minera brought the Company’s ownership interest in Cia Minera to 88.25%.  The additional 39.25% interest in Cia Minera was obtained through the acquisition of 76.88% of the common shares of Promotora Avino, S.A. De C.V. (“Promotora”) which owns 49.75% of Cia Minera’s common shares, and the direct acquisition of 1% of the common shares of Cia Minera.  Cía Minera owns 100% of the Avino Mine.

The acquisition of control of Cia Minera was accomplished by a share exchange, whereby the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera.  The shares issued as consideration are valued according to the July 17, 2006 closing market price per share of $2.28.

Cia Minera leases four core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties are owing from prior years in the approximate amount $3,487,223 (denominated in Mexican pesos $32,651,905) plus interest. The Company has accrued $738,302 (denominated in Mexican pesos $6,912,940) on account of the royalties owing. Cia Minera has held the position that it has fully provided for the royalty liability in its accounts and continues to contest the action in court, however, negotiations are being held as both parties are working towards an amicable settlement.

In December 2006, the Company announced results of the first 6 diamond core drill holes exploring the Avino silver, gold and copper deposit at its wholly owned property 80 km northeast of Durango, Mexico.

Avino operated the mine from 1976 to 2001 when closure was caused by low silver, gold and copper prices and the local smelter closing for toll processing.  The 2006 drill program was designed to test for continuity down dip below the existing workings of the three principal areas of mineralization (San Luis, Elena-Tolosa, and Chirumbo). The Avino vein system strikes principally east west over 1.2 km and dips south at 60 - 70˚.

The initial hole CH-06-03 intersected the Avino vein system 180 m below the original Chirumbo workings.  The hole intersected both the main Vein/Breccia zone and the footwall breccias as follows:

CH-06-03 Azimuth 340˚ Dip - 50˚ length 453.75 m
Avino Vein 182.8 – 194.8 m, (12 m), 32.61 g/t Ag, 0.29% Cu
Footwall Breccia 204.8 m – 216.8 m, (12 m), 52.41 g/t Ag, 0.31% Cu

(Down Hole Lengths)  True widths are not known.

The four holes ET-06-01, 02, 03, 04 explored the down dip and down plunge, extension of the main ore shoot (Elena-Tolosa) on which most underground mining has occurred in the past.  Holes ET-06-01 and ET-06-02 intersected the Avino Vein System approximately 40 m below Level 11 ½ (the last level in production when the mine closed in November 2001).  Holes ET-06-03 and ET-06-04 intersected the ore-zone approximately 180 m below Level 11 ½.  Results from the four holes were as follows:

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

(All lengths are down hole) True widths are not known.

•	ET-06-01 AZ 340 Dip – 50 Length 431.2 m
o	Avino Vein 401.25 – 415.90 (14.65 m) 26.33 g/t Ag, 0.29% Cu
o	(Intersects west of the ET shoot and is below ore grade but it contains 409.80 – 411.85, 2.05 m, 109 g/t Ag, 0.5% Cu

•	ET-06-02 AZ 340 Dip – 50 Length 416.70 m
o	Avino Vein 375.80 – 392.80 (17 m) 35.13 g/t Ag, 0.43% Cu

•	ET-06-03 AZ 340 Dip – 50 Length 421.15 m
o	Avino Vein 368.25 – 386.65 (18.4 m) 0.18 g/t Au, 90 g/t Ag, 0.8% Cu

•	ET-06-04 AZ 340 Dip – 50 Length 444.05 m
o	Avino Vein 318.5 – 339.5 (21 m) 0.24 g/t Au, 89.4 g/t Ag, 1.12% Cu
o	Includes 318.45 – 321-45 m (3 m) 0.14 g/t Au, 238 g/t Ag, 0.73% Cu

Hole SL-06-01 was drilled below the San Luis workings at the western end of the Avino Vein System.  Details were as follows:

•	SL-06-01 Azimuth 000 Dip - 90˚, Length 219.2 m
o	Avino Vein 130.90 – 155.95 (25.05 m)
o	1.42 g/t Au, 40.1 g/t Ag, 0.31% Cu

Drill core from the holes was assayed by Inspectorate Labs at their facilities in Durango Mexico and Sparks Nevada U.S.A.  The assay methods were gold (Au) fire assay with AA finish, silver (Ag) fire assay with gravimetric finish and copper (Cu) by 30 element ICP package.  Sampling procedures, chain of custody etc. are compliant with NI 43-101.

The drilling was supervised by Chris J. Sampson, P. Eng., a Qualified Person under National Instrument 43-101.

Subsequent to the year end, the Company announced the results of a seven hole diamond drill program on the San Gonzalo gold, silver, lead, zinc structure situated 2 km northeast of its former producing Avino mine (1976 – 2001).

The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90°) towards the southwest.  The principal intersections are:

Vein or Structure	From (metres)	To (metres)	Down Hole Lengths (m)	Au (g/t)	Ag (g/t)	Pb%	Zn(%)
Hole SG-07-01
Santiago Vein	147.0	149.7	2.70	1.19	227	> 1%	> 1%
San Gonzalo Vein Hanging Wall Zone	357.3	362.15	4.85	0.64	343.2	0.36%	0.63%
San Gonzalo Vein Foot Wall Zone	372.65	375.05	2.4	2.41	712.4	0.5%	0.13%
Hole SG-07-02

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

San Gonzalo Vein Hanging Wall Zone	214.65	219.10	4.45	6.11	583.8	1.4	2.54
San Gonzalo Vein Foot Wall Zone	252.65	256.00	3.35	6.91	21.1	1.55	2.33
Hole SG-07-03
San Gonzalo Vein	187.45	188.70	1.25	3.57	341	0.6	0.87
Hole SG-07-04
Santiago Vein	18.55	25.00	6.45	0.21	364	NS	NS
(includes)	20.85	21.9	1.05	0.29	990	0.21	NS
	21.90	22.8	0.90	0.49	433	0.16	NS
Cross Vein	31.00	34.05	3.05	0.18	86	0.17	NS
San Gonzalo HW	248.15	249.25	1.10	0.43	58	0.25	0.26
FW	258.75	259.00	0.25	2.66	114	4.8	4.22
Hole SG-07-05
Santiago Vein	28.70	31.80	3.10	0.49	201	NS	NS
Includes	31.10	31.80	0.70	1.54	272	NS	NS
Hole SG-07-06
Santiago Vein	24.80	28.30	3.50	0.40	226	NS	NS
Cross Vein	280.65	280.90	0.25	0.50	2,120	7.82	NS
San Gonzalo Vein	367.35	371.5	3.85	0.10	11	NS	NS
Hole SG-07-07
San Gonzalo Vein	247.75	250.35	2.60	2.85	351	1.04	0.66

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects.  Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.

Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish.  Other elements are reported from a 29 element I.C.P. package.

The program was carried out under the supervision of Chris J. Sampson, P. Eng., a qualified person under 43-101.

In September 2006, the Company commissioned an independent plant audit by Herb Osborne and Associates, a widely recognized expert in process plant evaluations, to conduct a full review of the plant, including the condition of all equipment, the capacity of each circuit, and the efficiency of plant.  The report was an order of magnitude cost estimate for the processing plant and is not NI 43-101 compliant as it does not include underground development work.

The Avino process plant was built initially in the 1970’s refurbished and capacity increased in 1993.  Most of the infrastructure is in place for an ongoing 1000 TPD operation.  Some of the buildings will require cleanup and repair and refurbishment.  The plant was fully permitted but remains in temporary closure.  Permits will have to be brought current.

At the time of shutdown in 2001 with low commodity prices the mill was operating at an average rate of 1130 TPD.  The concentration ratio (weight) ranged from 2.5 to 3.5% i.e. producing 25-30 TPD of concentrate at a 20-25 g/t Au, 2-4 Kg/t Ag and 22-24% Cu.  Prior to shut down the average cost per ton milled was approximately US $16/ton and about US $7/ton for freight treatment and refining charges from the smelter.   A new mining value cut off grade was determined to be around US $30/ton.  This followed a review of the historical production and financial figures.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

The report concluded that the process plant can be brought back into operation in as little as three months contingent upon the availability of operators and mechanics for about US $1 million for an operating life of 5 to 10 years.  A more realistic schedule would be nine months to accommodate the time required to ready the mine for continuous production.  The operating life of 5 to 10 years refers to the operating life of the processing plant after the capital expenditures and not the operating life of the mine. The Company has not completed a feasibility study and this should not be perceived as a projection.

The report also concluded that the existing tailings pond is near capacity and that there is adequate space with reasonable gradients adjacent to the existing tailings to construct a new tailings area as well as space for a future heap leach operation on previously disturbed ground.  Order of magnitude cost estimate for this tailings facility is based on a starter dam and monitoring devices necessary for a ten year life is a little over US $2 million.

Total capital expenditure to achieve a 10 year operating plan is therefore estimated to be around US $3 million and a reasonable valuation of the property as an operating entity is US $40 million.  The valuation of US $40 million by Herb Osborne and Associates is the construction value for a new 1,000 TPD plant with new equipment and is not a value of the property as an operating entity.

The Company is also considering dewatering the main trackless decline ramp in 2007.  This will allow access for development of underground workings and drilling to bring the ore blocks into NI 43-101 compliance.

In December 2006, the Company contracted Peter E. Walcott and Associates to carry out a 80 km line deep penetrating IP Survey at its Avino property in Mexico.  IP Geophysics will help identify drill targets for the upcoming year.

The survey explored several areas of Avino’s extensive holdings in the district.  Of particular interest was the Gap Zone between the former producing mine (1976 – 2001) and the Cerro San Jose area.  In addition the area west of the former producing mine will be explored at depth.

Olympic Property

The Olympic Property (the “Olympic Property”) consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Olympic Property is owned 100% by the Company.

No drilling on the Olympic Property was completed in 2006.

Minto Property

The Minto Property (the “Minto Property”) consists of 17 UTM cells covering 346.539 hectares located on the north side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada NTS 092J15.  The Minto Property is owned 100% by the Company.

In December 2006, the Company announced the results of the 2006 drilling program on its Minto Property The four diamond core holes were drilled to explore down dip extensions of gold bearing structures originally discovered in trench 827 on the Minto North Zone.

Holes MO-06-01 and 02 were drilled from a site approximately 10 m west of trench 827.  Hole MO-06-03 was drilled from a site approximately 2 m north and 7 m east of MO-06-01, 02. Hole MO-06-04 was drilled from the same set-up.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

The gold bearing structures consist of sets of parallel narrow (1-2 mm) fractures containing quartz, carbonate, grey sulphide veinlets.

The four holes drilled ranged from 1.04 g/t to 45.4 g/t.

Drilling was conducted under the supervision of Chris J. Sampson, P. Eng., a qualified person under NI 43-101.  Samples were assayed at Eco-Tech Laboratory Ltd., Kamloops, B.C., a certified assayer by fire assay with A.A. finish.

Results of Operations

Three months ended January 31, 2007 compared with the three months ended January, 31, 2006.

Operating and administrative expenses

Operating and administrative expenses totaled $793,890 for the quarter ended January 31, 2007 compared with $455,756 for quarter ended January 31, 2006, an increase of $338,134.  There were increases of $1,791 in amortization, $9,000 in management fees, $12,048 in office and miscellaneous, $36,242 in professional fees, $18,223 in salaries and benefits, $119,790 in shareholder and investor relations costs, $203,662 in stock-based compensation and $4,894 in travel and entertainment.  The increase in office costs is a direct result of the consolidation with Cia Minera and the exploration activities taking place on the Mexican properties compared to the previous year where Cia Minera’s overhead was not consolidated with the Company’s and there was no exploration taking place.  The professional fees were higher due primarily to increased audit fees.  Besides needing Cia Minera’s operations audited by the Company’s British Columbia based auditors, audit fees have been increasing over past years due to evolving and more complex disclosure requirements.   Shareholder and investor relations expenses were higher due to increased promotional efforts and investor relations service agreements that did not exist in the quarter ended January 31, 2006.  Management fees were higher due to an increase in compensation to the President of the Company.  Travel costs were higher due to business associated with Cia Minera and more trade show participation.  Reducing the impact of all these cost increases was a decrease of $26,688 in general exploration and $40,828 in regulatory and compliance fees.  Regulatory and compliance fees were actually minimal for both comparative quarters, however the quarter ended January 31, 2007 included a year end adjustment that reclassified some items as share issuance costs instead.  The increase in general exploration is also due to a year end adjustment as opposed to actual costs incurred during the quarter ended January 31, 2007.

Loss for the period

The loss for the quarter ended January 31, 2007 was $891,249 compared with a loss of $1,198,418 for the quarter ended January 31, 2006, a decrease of $307,169. Higher operating and administrative expenses in the recent quarter as discussed above were more than offset by other income and expenses. Because of the higher cash balance in the current quarter, interest income was $100,606 higher than the quarter ended January 31, 2006.  Whereas expenditures concerning Cia Minera operations are now expensed as an operating item, the scoping and pre-feasibility expenditures in the quarter ended January 31, 2006 were classified as an other expense item and the amount for this period was $113,624 compared to $nil in the current quarter.  The quarter ending January 31, 2006 also incurred other loss items that did not exist in the quarter ended January 31, 2007.  These were write-downs to marketable securities and mineral properties of $217,000 and $103,242 respectively.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Twelve months ended January 31, 2007 compared with the twelve months ended January 31, 2006.

Operating and administrative expenses

General and administrative expenses totaled $4,014,734 for the year ended January 31, 2007 compared with $1,416,797 for the year ended January 31, 2006, an increase of $2,597,937. The largest individual expense increase for the period is due to the recognition of stock based compensation for options to employees.  The amount charged to operations in the fiscal 2007 year was $2,860,603 compared to $725,125 in fiscal 2006, a difference of $2,135,478.  The stock-based compensation is not a cash expense.  It is the fair value attributed to the stock options granted in a particular period to employees and directors of the Company based on the Black-Scholes pricing model.  In fiscal 2007, there were a higher number of options granted compared to the previous year, thus resulting in a higher stock-based compensation.  Once the fair value of the stock options is determined, the amount is charged to operations along with a corresponding value applied to contributed surplus.

The balance of the increase in operation and administrative costs for fiscal 2007 over fiscal 2006 is due to increases in amortization of $1,697, general exploration of $106,899, management fees of $27,000, office and miscellaneous costs of $26,484, regulatory and compliance fees of $12,726, salaries and benefits of $14,284, shareholder and investor relations of $267,476 and travel and entertainment of $19,457. The only reduction in operating and administrative expenses in fiscal 2007 was to professional fees for $13,564.  The higher general exploration costs, management fees, office and miscellaneous costs, salaries and benefits and travel and entertainment expenses in fiscal 2007 are due to the same reasons discussed above for the three month period comparison.  Regulatory and compliance fees were higher in fiscal 2007 due to the filing fees associated with the $10 million private placement.  In regards to significantly higher shareholder and investor relations costs in fiscal 2007, part of the reason was increased promotional and advertising efforts and investor relations service agreements that did not exist in fiscal 2006.  Another reason is that some investor relations service providers received more stock options in fiscal 2007 than fiscal 2006 as per terms of their agreements.  As described above for stock-based compensation on options granted to employees and directors, the value of these options are determined in the same manner but instead are charged to shareholder and investor relations as the options become vested.  Within the $464,806 in shareholder and investor relations expenses in fiscal 2007, $195,600 is for the stock options granted and not paid out in cash.  In comparison, in fiscal 2006 the shareholder and investor relations expense included an amount of $103,981 that was due to the granting of stock options, a difference of $91,619.

Loss for the period

Loss for the year ended January 31, 2007 was $3,648,539 compared with a loss of $2,369,724 for the year ended January 31, 2006, an increase of $1,278,815.  This increase was due to larger operating and administrative expenses discussed above.  One factor that reduced the overall loss in fiscal 2007 was an increase of $384,158 in interest income over fiscal 2006 which partially offset the increase in operating and administrative expenses.  Other changes were an increase of $30,464 in foreign exchange losses in fiscal 2007 over fiscal 2006, and the year ended January 31, 2006 had several other expense items that were either not incurred or were much less in fiscal 2007.  These were the write-downs of marketable securities and mineral properties and a significantly higher equity loss in Cia Minera that were noted earlier in the fourth quarter loss comparison.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	January 31, 2007	January 31, 2006	January 31, 2005
Total revenues	$-	$-	$-
Loss before other items	(4,014,734)	(1,416,797)	(506,039)
Loss for the year	(3,648,539)	(2,369,724)	(814,710)
Loss per share	(0.20)	(0.22)	(0.08)
Total assets	23,295,039	3,901,160	3,219,431
Total liabilities	3,789,083	586,714	341,174
Working capital	9,780,918	2,871,446	1,997,847

The 2006 fiscal year saw the Company increase its working capital by attaining $1,748,827 through issuing common shares on the exercising of stock options and warrants. The 2007 fiscal year saw the Company increase its working capital even more significantly by raising $10 million in cash through a private placement of 5 million units at a price of $2.00 per unit.

In addition to the working capital increasing significantly, total assets have increased from $3,901,160 in fiscal 2006 to $23,295,039 in fiscal 2007, an change of $19,393,879.  This was the result of the cash raised through the private placement mentioned above and the acquisition of Cia Minera.  Due to the acquisition, the mineral property carrying value on the books has increased by $9,525,575 and additional assets involving mine mill and processing plant and mine facilities, machinery and equipment has been added to the balance sheet for an amount of $996,964.

In the fiscal year 2005 the Company had no long term debt whereas in 2006 there was a $342,596 obligation regarding Cia Minera.  With the acquisition of control of Cia Minera, in 2007 the liabilities in Cia Minera are consolidated with the Company and are no longer reported as a separate obligation. The acquisition of control of Cia Minera did result in a different liability however and that was a future income tax liability of $2,335,999.

Summary of Quarterly Results

	2007	2006	2006	2006	2006	2005	2005	2005
Period ended	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1
Loss for the period	$(891,249)	$(141,156)	$(193,510)	$(2,422,624)	$(1,198,418)	$(265,074)	$(224,274)	$(681,958)
Loss per share	(0.01)	(0.01)	(0.01)	(0.17)	(0.11)	(0.02)	(0.02)	(0.07)
Total assets	23,295,039	20,998,110	21,229,527	13,127,233	3,901,160	2,815,603	2,826,958	3,081,915

The quarterly losses prior to January 31, 2006 were influenced by site assessment costs pertaining to Cia Minera including feasibility studies and associated overhead costs pertaining to traveling to Mexico on a frequent basis. Since the private placement in the current year, there has been more emphasis on shareholder and investor relations activities and company promotion.  These activities in addition to an increase in costs related to the management of Cia Minera has caused quarterly expenses to exceed the periods prior to January 31, 2006.  Higher interest revenue each quarter due to the Company carrying more cash has made the quarterly losses smaller in periods such as Q2-July 31, 2006 and Q3-October 31, 2007.  Stock-based compensation is one item that causes significant swings in the losses between quarters.  Most notable impacts caused by stock-based compensation are in Q1-April 30, 2006 ($2,363,336) followed by Q1-April 30, 2005 ($486,100), Q4-January 31, 2007 ($389,287), Q4-January 31, 2006 ($185,625) and to a lesser degree it effects Q3-October 31, 2006 ($53,990), Q2-July 31, 2006 ($53,990), Q3-October 31, 2005 ($53,400) and Q4-January 31, 2005 ($20,384).  A factor that should work to reduce losses instead of adding to them is Cia Minera exploration costs that will now be capitalized instead of expensed.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Liquidity and Capital Resources

During the year ended January 31, 2007 the Company incurred expenditures that increased its mineral property carrying value on their British Columbian properties by $51,751 and $10,225,805 on their Mexican properties.  At this time the Company has no operating revenues but did earn interest income of $430,231 in fiscal 2007 compared to $46,073 in fiscal 2006.

At January 31, 2007, the Company had working capital of $9,780,918 and cash and cash equivalents of $11,045,106.  During the fiscal 2007 year, the Company raised gross proceeds of $10,000,000 through a private placement of 5,000,000 shares at a price of $2.00 per share. The Company also raised proceeds of $585,866 from the exercising of 456,700 stock options and $3,125 from the exercising of 1,250 warrants.  The Company is continuing its exploration programs in Mexico and British Columbia and the estimated drilling costs for the following year is $1,250,000 and $70,000 respectively.  The Company has sufficient cash on hand at this time to finance their planned exploration work on its mineral properties and maintain administrative operations through January 31, 2008.

The Company is in the exploration stage until such time that the Avino mine is opened again. The investment in and expenditures on the mineral property comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at Cia Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

During the twelve months ended January 31, 2007, the Company paid, or made provision for the future payment, of the following amounts to related parties:

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

i)
$119,857 (2006 - $163,328; 2005 - $124,146) for administrative services and expenses to Oniva International Services Corp (“Oniva”), a private company that is 16.67% owned by the Company and with the remaining 83.33% shared equally between five other companies that are related by common directors and management;

ii)	$87,000 (2006 - $60,000; 2005 - $60,000) to a private company controlled by the President for management fees;

iii)	$30,000 (2006 - $30,000; 2005 - $12,500) to a private company controlled by a Director of a related company for consulting fees;

iv)	$84,279 (2006 - $Nil; 2005 - $Nil) for investor relations services to National Media Associates, a business significantly influenced by a Director of the Company.

v)
The Company paid or accrued $53,837 (2006 - $146,092; 2005 - $Nil) to ABC Drilling Services Inc. (“ABC Drilling”), a private company that is a 100% owned subsidiary of Oniva for drilling services and $6,854 (2006 - $20,433; 2005 - $Nil) to Bralorne Gold Mines Ltd., a public company with common directors and management, for exploration services.

There is an amount due from a related party of $64,933 (2006 - $83,000) from ABC Drilling The amount due is non-interest bearing, unsecured and has no stated terms of repayment.  The Company had also paid an exploration advance of $39,000 in a prior period of which the entire amount has been applied to drilling services performed during the current period.

Amounts due to related parties consist of $105 (2006 - $16,710) due to a private company controlled by a Director of the Company, $7,500 (2006 - $Nil) due to a directors and $133,919 (2006 - $161,563) due to Oniva.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the fiscal year ended January 31, 2007, $87,000 was paid to the President for services as director and officer of the Company and $11,191 was paid to the Secretary for services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

At January 31, 2007 there were 20,584,727 common shares outstanding.

The following is an analysis of outstanding share options:

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.20	October 21, 2008	41,800
$1.35	April 5, 2010	262,000
$1.35	September 26, 2010	52,500
$2.72	March 15, 2011	120,000
$3.99	April 26, 2011	1,000,000
		1,476,300

The following is an analysis of outstanding warrants:

Exercise Price	Expiry Date	Number of Underlying Shares
$2.50	March 20, 2008	2,498,750
		2,498,750

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one-month notice by either party.

The Company entered into a 12 month agreement in with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The Company has agreed to pay National Media US$6,000 per month, and the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company.  The agreement with National Media expired on March 15, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totaled $10,613 (US$9,000).

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees of $2,000 per month plus expenses.  The agreement with IRS expires on October 5, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totaled $16,000.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico.  As at January 31, 2007 the Company is committed to drilling services at an estimated cost of $416,022, which is denominated in U.S. dollars (US$352,800).  Management has determined that the Company’s exploration in fiscal 2008 will likely exceed the minimum commitment, and thus the minimum drilling cost will be paid in fiscal 2008.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2007 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at January 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	The Company is evaluating the effectiveness of its staff resources, as currently the Company seeks outside guidance to address complex accounting and tax issues that arise.

The weaknesses and their related risks are not uncommon in a company the size of Avino because of limitations in size and number of staff.  The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended January 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent Events

None.